                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                FRED MEYER, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                                   592907-10-9
                                 (CUSIP Number)


                              Robert P. Bermingham
                              The Yucaipa Companies
                    10000 Santa Monica Boulevard, Fifth Floor
                          Los Angeles, California 90067
                                 (310) 789-7200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 6, 1997
             (Date of Event which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                              (Page 1 of 17 Pages)

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                           PAGE 2 OF 17

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
                 THE YUCAIPA COMPANIES
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          4,289,366
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          4,306,946
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            4,289,366
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          4,306,946
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,596,312
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                           PAGE 3 OF 17

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
                 YUCAIPA ARIZONA PARTNERS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          574,522
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            574,522
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      574,522
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                           PAGE 4 OF 17

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
                 YUCAIPA SMITTY'S PARTNERS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          631,400
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            631,400
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      631,400
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                           PAGE 5 OF 17

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
                 YUCAIPA SMITTY'S PARTNERS II, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          287,264
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            287,264
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      287,264
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                           PAGE 6 OF 17

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
                 YUCAIPA SSV PARTNERS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          2,813,760
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            2,813,760
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,813,760
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                           PAGE 7 OF 17

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
                 JEFFREY P. SMITH
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,372,994
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,647,742
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,372,994
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,647,742
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,020,736
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                           PAGE 8 OF 17

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
                 FRED L. SMITH
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          530,686
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,383,996
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            530,686
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,383,996
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,914,682
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                           PAGE 9 OF 17

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
                 DEE GLEN SMITH MARITAL TRUST I
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            UTAH
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          471,002
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            471,002
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      471,002
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                          PAGE 10 OF 17

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
                 TRUST FOR THE CHILDREN OF JEFFREY P. SMITH
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            UTAH
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,176,740
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,176,740
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,176,740
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                          PAGE 11 OF 17

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
                 TRUST FOR THE CHILDREN OF FRED L. SMITH
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            UTAH
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,383,996
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,383,996
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,383,996
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

        This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed by The Yucaipa Companies ("Yucaipa"), Yucaipa Arizona Partners, L.P. ("Arizona Partners"), Yucaipa Smitty's Partners, L.P. ("Smitty's Partners"), Yucaipa Smitty's Partners II, L.P. ("Smitty's Partners II") and Yucaipa SSV Partners, L.P. ("SSV Partners" and, together with Yucaipa, Arizona Partners, Smitty's Partners and Smitty's Partners II, the "Original Reporting Persons") and Jeffrey
P. Smith, Fred L. Smith, the Dee Glen Smith Marital Trust I, the Trust for the Children of Jeffrey P. Smith and the Trust for the Children of Fred L. Smith (collectively, the "New Reporting Persons" and, together with the Original Reporting Persons, the "Reporting Persons"). This Amendment No. 1 amends the Statement on Schedule 13D dated September 9, 1997 filed with the Securities and Exchange Commission on September 19, 1997 (the "Statement") by the Original Reporting Persons relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Fred Meyer, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 3800 S.E. 22nd Avenue, Portland, Oregon 97202, and reflects that the Reporting Persons have entered into a Voting Agreement with Quality Food Centers, Inc., a Washington corporation. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 2.  Identity and Background.

        The response to Item 2 is amended as follows:

        Item 2(a) is restated in its entirety as follows:

        (a) This statement is being filed jointly by the Reporting Persons. Yucaipa is the sole general partner of each of Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners. Ronald W. Burkle, Patrick L. Graham, Ira L. Tochner, Robert I. Bernstein, Lawrence K. Kalantari, Darren W. Karst and Linda McLoughlin Figel are the general partners of Yucaipa. Jeffrey P. Smith is the trustee of the Dee Glen Smith Marital Trust I and the Trust for the Children of Jeffrey P. Smith. Fred L. Smith is the trustee of the Trust for the Children of Fred L. Smith.

        Item 2(b) is restated in its entirety as follows:

        (b) The address of the principal business and principal office of each of the Original Reporting Persons is 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The business address of Ronald W. Burkle, Patrick
L. Graham, Ira L. Tochner, Robert I. Bernstein, Lawrence K. Kalantari and Linda McLoughlin Figel is 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The business address of Darren W. Karst is 505 Railroad Avenue, Northlake, Illinois 60164. The address of the principal business and principal office of each of Jeffrey P. Smith, Fred L. Smith, the Trust for the Children of Jeffrey P. Smith and the Trust for the Children of Fred L. Smith is c/o Smith's Food & Drug Centers, Inc., 1550 South Redwood Road, Salt Lake City, Utah 84104. The address of the principal business and principal office of the Dee Glen Smith Marital Trust I is c/o Ida W. Smith, 1066 North East Capital Boulevard, Salt Lake City, Utah 84101. Each of the Dee Glen Smith Marital Trust I, the Trust for the Children of Jeffrey P. Smith and the Trust for the Children of Fred L. Smith was formed under Utah law.

        Item 2(c) is amended to incorporate the following:

        Jeffrey P. Smith and Fred L. Smith are directors of the Company. The Dee Glen Smith Marital Trust manages trust investments for the primary benefit of Ida Smith, the beneficiary. The Trust for the Children of Jeffrey P. Smith manages trust investments for the primary benefit of Sean Dee Smith, Jaci Leigh Smith and Joshua Jeff Smith, the beneficiaries. The Trust for the Children of Fred L. Smith manages trust investments for the primary benefit of Fred Lloyd Smith, Zachary Dee Smith and Stacy Elaine Smith, the beneficiaries.

        Item 2(d) is amended to incorporate the following:

        None of the New Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        Item 2(e) is amended to incorporate the following:

        None of the New Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Item 2(f) is amended to incorporate the following:

        Each of Jeffrey P. Smith and Fred L. Smith is a United States Citizen.

Item 4.  Purpose of the Transaction.

        The response to Item 4 is restated in its entirety as follows:

        As further described below in Item 6, the Reporting Persons have entered into a Voting Agreement (the "Voting Agreement"), dated as of November 6, 1997, with Quality Food Centers, Inc., a Washington corporation. The Voting Agreement was entered into by the parties in connection with the Merger Agreement (as defined herein) as more fully described in Item 6 below.

        On November 6, 1997, Food 4 Less Holdings, Inc., a Delaware corporation ("F4L") which is the parent of Ralphs Grocery Company, the Company, and FFL Acquisition Corp., a Delaware corporation ("Acquisition") and a wholly owned subsidiary of the Company, entered into an Agreement and Plan of Merger (the "F4L Merger Agreement"), a copy of which is attached as Exhibit 99.1 to the Form 8-K filed by F4L on November 13, 1997. Pursuant to the terms of the F4L Merger Agreement, Acquisition would merge with and into F4L (the "F4L Merger") with F4L surviving the F4L Merger and becoming a wholly owned subsidiary of the Company, subject to certain conditions being satisfied or waived. Certain stockholders of the Company, including Yucaipa and certain of its affiliates, holding approximately 64.3% of the aggregate voting power of F4L have entered into an agreement to vote their shares of F4L stock in favor of the F4L Merger. Pursuant to the F4L Merger Agreement, holders of shares, options and warrants of F4L would receive an aggregate of the greater of (i) 22.5 million shares of Common Stock of the Company or (ii) the lesser of (A) the number of shares of Common Stock of the Company equal to $600 million divided by the average closing price of the Common Stock of the Company on the New York Stock Exchange for 15 out of the 35 trading days ending on the second day preceding the effective date of the F4L Merger or (B) 24 million shares of Common Stock of the Company, subject to certain adjustments if any divestitures are required under the antitrust laws.

Item 5.  Interest in Securities of the Issuer.

        The response to Item 5 is amended as follows:

                                 (Page 12 of 17)

        Item 5(a) is restated in its entirety as follows:

        (a) Arizona Partners owns 574,522 shares of Common Stock (approximately 0.6% of the total number of outstanding shares of Common Stock as of November 6,
1997); Smitty's Partners owns 631,400 shares of Common Stock (approximately 0.7% of the total number of outstanding shares of Common Stock as of November 6,
1997); Smitty's Partners II owns 287,264 shares of Common Stock (approximately 0.3% of the total number of outstanding shares of Common Stock as of November 6,
1997); SSV Partners owns 2,813,760 shares of Common Stock (approximately 3.1% of the total number of outstanding shares of Common Stock as of November 6, 1997); Yucaipa owns 420,000 shares of Common Stock (approximately 0.5% of the total number of outstanding shares of Common Stock as of November 6, 1997) and is the record holder of a currently exercisable warrant entitling it to purchase up to 3,869,366 shares of Common Stock, which shares it may be deemed to beneficially own pursuant to Section 13d-3(d)(1) of the Act; Jeffrey P. Smith owns 1,372,994 shares of Common Stock (approximately 1.5% of the total number of outstanding shares of Common Stock as of November 6, 1997) and is the trustee of the Dee Glen Smith Marital Trust I and the Trust for the Children of Jeffrey P. Smith; Fred L. Smith owns 530,686 shares of Common Stock (approximately 0.6% of the total number of outstanding shares of Common Stock as of November 6, 1997) and is the trustee of the Trust for the Children of Fred L. Smith; the Dee Glen Smith Marital Trust I owns 471,002 shares of Common Stock (approximately 0.5% of the total number of outstanding shares of Common Stock as of November 6, 1997); the Trust for the Children of Jeffrey P. Smith owns 1,176,740 shares of Common Stock (approximately 1.3% of the total number of outstanding shares of Common Stock as of November 6, 1997); and the Trust for the Children of Fred L. Smith owns 1,383,996 shares of Common Stock (approximately 1.5% of the total number of outstanding shares of Common Stock as of November 6, 1997).

        Item 5(b) is amended to incorporate the following:

        The Dee Glen Smith Marital Trust I and the Trust for the Children of Jeffrey P. Smith, acting through their trustee, Jeffrey P. Smith, have the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them. As a result, Jeffrey P. Smith may be deemed to beneficially own the shares of Common Stock directly owned by the Dee Glen Smith Marital Trust I and the Trust for the Children of Jeffrey P. Smith, but disclaims any such ownership (except to the extent of his pecuniary interest therein). The Trust for the Children of Fred L. Smith, acting through its trustee, Fred L. Smith, has the sole power to vote or direct the vote, and to dispose of or direct the disposition of the shares of Common Stock beneficially owned by it. As a result, Fred L. Smith may be deemed to beneficially own the shares of Common Stock directly owned by the Trust for the Children of Fred L. Smith, but disclaims any such ownership (except to the extent of his pecuniary interest therein).

        Item 5 (c) is restated in its entirety as follows:

        (c) On October 20, 1997, SSV Partners gifted an aggregate of 1,860 shares of Common Stock to Forum For Early Childhood Development, 2105 Kenilworth Avenue, Los Angeles, California 90039. Except as set forth in the immediately preceding sentence, there have not been any transactions in the Common Stock effected by or for the account of the Reporting Persons during the past 60 days. On September 30, 1997, the Company effected a 2-for-1 stock split with respect to holders of its Common Stock on September 19, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is amended to incorporate the following:

THE VOTING AGREEMENT

        On November 6, 1997, the Company, Q-Acquisition Corp., a Washington corporation and a wholly owned subsidiary of the Company, and Quality Food Centers, Inc., a Washington corporation ("QFC"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached as Exhibit
99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 1997. Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a Voting Agreement (the "Voting Agreement") with QFC pursuant to which each

                                 (Page 13 of 17)

Reporting Person agreed, among other things, that, at any meeting of stockholders of the Company called to vote upon the issuance of Common Stock in the Merger (as defined in the Voting Agreement) or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the issuance of Common Stock in the Merger is sought, the Reporting Person shall be present (in person or by proxy) and shall vote (or cause to be voted) all Subject Shares (as defined in the Voting Agreement) then beneficially owned by such Reporting Person in favor of the issuance of Common Stock in the Merger. As of November 6, 1997, the shares subject to the Voting Agreement represented approximately 10.6% of the aggregate voting power of the Company.

        As a result of the Voting Agreement, the Reporting Persons may be deemed to constitute a "group." A group consisting of such persons may be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group. The Reporting Persons disclaim the existence of such a group and disclaim beneficial ownership of shares of Common Stock owned by any other person.

        The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the agreement which is attached hereto as an exhibit and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 99.1. Voting Agreement, dated as of November 6, 1997, by and among Quality Food Centers, Inc. and the persons listed on the signature pages thereto.

        Exhibit 99.2. Joint Filing Agreement.


                                 (Page 14 of 17)

                                           SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 14, 1997              Yucaipa Arizona Partners, L.P.
                                       Yucaipa Smitty's Partners, L.P.
                                       Yucaipa Smitty's Partners II, L.P.
                                       Yucaipa SSV Partners, L.P.


                                       By: The Yucaipa Companies
                                       Its General Partner


                                       By:    /s/ PATRICK L. GRAHAM
                                          -----------------------------------
                                       Name:  Patrick L. Graham
                                       Title: General Partner




Dated:  November 14, 1997              The Yucaipa Companies


                                       By:    /s/ PATRICK L. GRAHAM
                                          -----------------------------------
                                       Name:  Patrick L. Graham
                                       Title: General Partner

Dated:  November 14, 1997

                                               /s/ JEFFREY P. SMITH
                                       -------------------------------------
                                       Name:   Jeffrey P. Smith

Dated:  November 14, 1997

                                               /s/ FRED L. SMITH
                                       -------------------------------------
                                       Name:   Fred L. Smith

Dated:  November 14, 1997              The Dee Glen Smith Marital Trust


                                       By:    /s/ JEFFREY P. SMITH
                                          -----------------------------------
                                       Name:  Jeffrey P. Smith
                                       Title: Trustee

Dated:  November 14, 1997              The Trust for the Children of
                                       Jeffrey P. Smith


                                       By:    /s/ JEFFREY P. SMITH
                                          -----------------------------------
                                        Name:   Jeffrey P. Smith
                                        Title: Trustee


                                 (Page 15 of 17)

Dated:  November 14, 1997               The Trust for the Children of
                                        Fred L. Smith


                                        By:  /s/ Fred L. Smith
                                           --------------------------------
                                        Name:   Fred L. Smith
                                        Title: Trustee


                                 (Page 16 of 17)

                                  EXHIBIT INDEX


        Exhibit 99.1. Voting Agreement, dated as of November 6, 1997, by and among Quality Food Centers, Inc. and the persons listed on the signature pages thereto.

        Exhibit 99.2.    Joint Filing Agreement.



                                 (Page 17 of 17)